CELLCEUTIX CORPORATION
100 Cummings Center, Suite 151-B
Beverly, MA 01915

VIA EDGAR TRANSMISSION

March 7, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jeffrey Reidler
Assistant Director

Form 10-K or Fiscal Year Ended June 30, 2010
Filed October 12, 2010
File No. 000-52321

Dear Mr. Reidler:

On behalf of Cellceutix Corporation (the “Company”), set forth below are the Company’s responses to the Commission’s comments given by letter dated February 17, 2011   from Jeffrey Reidler, Assistant Director,  (the “Comment Letter”).  The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience; we have incorporated into the response letter.

Item           Description of Business

Overview, page 2

1.	Please file the outstanding convertible debenture agreements, as amended, or confirm that these debentures have been retired.

Response:

We filed the convertible debenture agreements in the amended 10K form as the following Exhibits:

10.25	Amended and Security Agreement, as of January 1, 2010, between Cellceutix Corp. and Putnam Partners, White Star LLC, and Dahlia Nordlicht*
10.26	Amended Convertible Promissory Note, as of January 1, 2010, between Cellceutix Corp. and Putnam Partners, White Star LLC, and Dahlia Nordlicht*
10.27	Amended Guaranty in favor of Putnam Partners, White Star LLC, and Dahlia Nordlicht, as of January 1, 2010*

Manufacturing page 12

2.
Please amend your annual report to describe the material terms of our agreements with Grindus America, Inc. and Formatech, Inc. including the payment, duration and provisions.  Please also file your agreements with Formatech, Inc. as an exhibit to your annual report or alternatively, provide us with your analysis as to why you are not substantially dependent on this agreement.

Response:

We amended our annual report page 23 as follows:

The Company contracted the manufacturing of Kevetrin active pharmaceutical ingredient (API) for safety pharmacology, toxicity and phase 1 clinical trials in June 2009, with Girindus America, Inc. The manufacturing work has been completed and paid for at a total cost of  $148,000.  Additional stability testing is ongoing. Girindus is charging the Company quarterly storage fees of $1,500.  The Company has contracted the manufacture of the Intra-venous dosage form to be used in the phase 1 study with Formatech, Inc.  The total cost of the project is estimated at approximately $173,000. As of June 30, 2010 the Company had incurred billings from Formatech  in the amount of $67,660. There was no amounts due Formatech as of June 30, 2010.

Additionally, we filed Exhibit 10-24 the Agreement between Cellceutix, Corp. and Formatech Corporation dated March 22, 2010.

Item 2- Description of Properties page 20

3.
We note a discrepancy in the charges incurred from services provided by KARD to date.  On page 20 the amount is $972,802 and on page 39 it is $548,743.  Please amend your disclosure to eliminate this discrepancy or provide additional clarification.

Response:

The correct amount is $1,363,389 as per Note 5 of the Form 10K.  Accordingly, on page 20, we corrected charges incurred from services provided by KARD from inception to date to $1,363,389. (see paragraph below.)

Clinical Studies

As of September 28, 2007 the Company engaged KARD to conduct specified pre-clinical studies necessary for the Company to prepare an IND submission to the FDA.  The Company does not have an exclusive arrangement with KARD.  All work performed by KARD must have prior approval by the executive officers of the Company, and the Company retains all intellectual property resulting from the services by KARD. For the years ended June 30, 2010 and 2009 and the period June 20, 2007 (date of inception) through June 30, 2010, the Company incurred $972,802, $390,587 and $1,363,389 of research and development expenses conducted by KARD, respectively.  At June 30, 2010, the Company has included a total of $896,901 in accounts payable to Kard.

We also amended the 10K on page 39, under Kard Scientific as follows:

Form Dr. Menon, the Company’s principal shareholder, President and Director also serves as the COO and Director of Kard Scientific. On December 7, 2007, Cellceutix began renting 200 square feet of office space from Kard Scientific, on a month to month basis for $900 per month.  In September of 2007, the Company engaged Kard Scientific to conduct specified pre-clinical studies necessary for the Company to prepare an IND submission to the FDA.  We do not have an exclusive arrangement with KARD.  All work performed by Kard must have prior approval of the executive officers of the Company; and we retain all intellectual property resulting from the services by KARD. To date we have incurred charges from KARD of $1,363,389.

Item 7.  Management’s Discussion and Financial Condition and Results of Operations

Liquidity and Capital Resources, page 22

4.	Please file each of the three promissory notes Mr. Ehrlich has entered into with the company as exhibits to your annual report.

Response:

We filed in the amended 10K form  the three promissory notes Mr. Ehrlich has entered into with the company as follows:

10.25	Demand Unsecured Note between Cellceutix Corporation and Leo Ehrlich dated November 03, 2009*
10.26	Demand Unsecured Note between Cellceutix Corporation and Leo Ehrlich dated May 07, 2009*
10.27	Demand Unsecured Note between Cellceutix Corporation and Leo Ehrlich dated August 25, 2010*

Signatures, page 41

5.	Please amend your annual report to indicate which of the signatories acts in the capacity of the principal accounting officer of controller.

We amended the signature page to the Form 10K to indicate that Leo Ehrlich acts in the capacity of Chief Financial Officer, Principal Financial Officer, and Secretary.

The Company hereby acknowledges that

• The Company is responsible for the adequacy and accuracy of the disclosures in this filing;

• Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 561-367-3194 with any comments or questions regarding the Company’s response.

Very truly yours,
March 7, 2011
/s/ Leo Ehrlich
Leo Ehrlich
Chief Executive Officer

cc:           Securities and Exchange Commission
Scot Foley